                                                                  EXHIBIT (d)(5)



FOR IMMEDIATE RELEASE                       FOR FURTHER INFORMATION:
                                            Earl W. Powell
                                            Chairman of the Board
                                            (305) 858-2200



                  WINSLOEW RECEIVES GOING PRIVATE BUYOUT OFFER
                      FROM MANAGEMENT GROUP LED BY CHAIRMAN

BIRMINGHAM, AL -- (January 18, 1999) WinsLoew Furniture, Inc. (NASDAQ/NM:WLFI) today announced that its Board of Directors received a proposal from an entity controlled by Earl W. Powell, the Chairman of the Board of the Company, together with members of management, for the merger of the Company pursuant to which the public shareholders of the Company would receive $30 per share in cash.

The Company also announced that its Board of Directors has established a special committee to evaluate and consider the offer. The proposed merger is subject, among other things, to (i) the execution of a definitive merger agreement containing customary terms, (ii) approval of the transaction by the special committee, the board of directors and the Company's shareholders, (iii) the receipt of satisfactory financing for the transaction, and (iv) compliance with all applicable regulatory and governmental requirements. Accordingly, there can be no assurance that the proposed merger will be consummated.

WinsLoew Furniture, Inc. designs, manufactures, and distributes aluminum casual (porch and patio) furniture and contract seating for the hospitality and office furniture markets.

Additional information is available on the Internet at http://www.cfonews.com/wlfi.

                                       ###